Navios Maritime Holdings Inc Announces Exercise of Underwriters'
Over-Allotment Option and Closing of Offering

PIRAEUS, Greece, May 30, 2007 -- Navios Maritime Holdings Inc. ("Navios") (NYSE: NM), announced today that the underwriters of its recent common share offering exercised the full over-allotment option granted to them by Navios. As a result of the exercise, Navios sold an additional 1,725,000 shares, bringing the total to 13,225,000 shares sold, resulting in total net proceeds of $124.8 million after deducting the underwriter discount and estimated offering expenses. Concurrent with the exercise of the over-allotment, Navios announced the closing of the share offering originally announced on May 16, 2007.

J.P. Morgan Securities Inc. and Merrill Lynch & Co. acted as joint bookrunning managers of the offering. S. Goldman Advisors LLC and Dahlman Rose & Company acted as co-managers.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The offering of these securities will be made only by means of a prospectus and related prospectus supplement.

When available, copies of the prospectus and prospectus supplement relating to the offering may be obtained from J.P. Morgan Securities Inc. at National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, NY 11245, telephone: 718-242-8002 or Merrill Lynch & Co. at 4 World Financial Center, New York, NY 10080, telephone: 212-449-1000.

About Navios Maritime Holdings Inc.

Navios is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece; South Norwalk, Connecticut; Montevideo, Uruguay and Antwerp, Belgium.

Navios's stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols "NM" and "NM WS", respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

    Public & Investor Relations Contact:

    Navios Maritime Holdings Inc.

    Investor Relations

    +1.212.279.8820

    investors@navios.com

SOURCE Navios Maritime Holdings Inc.